UNITED
SECURITIES AND EXC
Washington,

05036394

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN MUNICIPALS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 CORPORATE DRIVE
(No. and Street)

LANGHORNE (City) PA (State) 19047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTAS, OHLIGER, McGARY + QUINN
(Name – *if individual, state last, first, middle name*)

660 AMERICAN AVE, SUITE 101 (Address) KING OF PRUSSIA (City) PA (State) 19406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD

TH 3/14

OATH OR AFFIRMATION

I, PATRICIA K. POPRIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN MUNICIPALS INC, as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia K Poprik
Signature

PRESIDENT
Title

Patricia A Walker
Notary Public

Notarial Seal
Patricia A. Walker, Notary Public
Middletown Twp., Bucks County
My Commission Expires June 27, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN MUNICIPALS, INC.

YEAR ENDED DECEMBER 31, 2004

FIRST AMERICAN MUNICIPALS, INC.
YEAR ENDED DECEMBER 31, 2004

CONTENTS

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We have audited the accompanying balance sheet of First American Municipals, Inc. as of December 31, 2004 and the related statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Municipals, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn, P.C.

January 14, 2005

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

FIRST AMERICAN MUNICIPALS, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$ 484,540
Deposit with clearing organization	50,000
Receivable from broker-dealers and clearing organizations	117,125
Furniture and equipment, net of accumulated depreciation of $31,732	2,387
Other	9,236
	$ 663,288

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 215,082
Shareholders' equity:	
Common stock, $1 par; authorized 1,000 shares; issued 200 shares; outstanding 151 shares	200
Additional paid-in capital	119,360
Retained earnings	406,704
	526,264
Less common stock held in treasury, 49 shares, at cost	(78,058)
	448,206
	$ 663,288

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues:	
Investment restructure fees	$ 2,495,324
Trading/selling group	639,308
Management fees	27,086
Financial advisory fees	296,500
Interest	7,878
	3,466,096
Expenses:	
Employee compensation and benefits	992,763
Clearing and regulatory fees	763,791
Contributions	5,370
Depreciation	2,940
Dues and subscriptions	25,010
Equipment rental	22,160
Insurance	63,612
Office supplies and expense	17,508
Professional fees	589,170
Rent	31,480
Telephone	12,192
Travel and entertainment	20,518
Underwriting	41,457
Utilities	2,129
	2,590,100
Income before state and city income taxes	875,996
State and city income taxes	117,225
Net income	$ 758,771

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common stock		Additional	Retained	Treasury
	Shares	Amount	paid-in capital	earnings	stock
Balance, January 1, 2004	200	$ 200	$ 119,360	$ 647,933	$ (78,058)
Distributions				(1,000,000)	
Net income				758,771	
Balance, December 31, 2004	200	$ 200	$ 119,360	$ 406,704	$ (78,058)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 758,771
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,940
Change in operating assets and liabilities:	
Increase in:	
Prepaid rent	(35)
Receivable from broker-dealers and clearing organizations	(6,174)
Increase (decrease) in:	
Payable to broker-dealers and clearing organizations	(122,670)
Accounts payable and accrued expenses	25,512
Net cash provided by operating activities	658,344
Net cash used in financing activities, distributions paid	(1,000,000)
Net decrease in cash	(341,656)
Cash, beginning	826,196
Cash, ending	$ 484,540
Supplemental disclosure of cash flow information, cash paid during the year for income taxes	$ 67,456

The accompanying notes are an integral part of these financial statements.

1. Description of the business and summary of significant accounting policies:

Description of the business:

First American Municipals, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania to conduct business as a broker-dealer of municipal securities and a provider of a full range of investment banking, financial and investment advisory services.

Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment and depreciation:

Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method.

Income taxes:

The shareholders have elected to be taxed under the "S" corporation provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made. The shareholders include corporate income on their personal federal income tax returns. Provisions for state and city income taxes have been made to the extent applicable states and cities do not recognize "S" corporation status, or the shareholders have not elected "S" corporation status.

2. Pension plan:

The Company maintains a simplified employee pension plan covering substantially all employees who have completed three years of service with the Company. Contributions are made at the discretion of the Board of Directors and are limited to a maximum of 25% of eligible compensation. Pension plan expense was $130,200 in 2004.

3. Commitments:

The Company leases office space in Langhorne, Pennsylvania under an operating lease agreement which expires in 2005. The Company also leases office space and computer equipment in New York.

The New York office space lease is a noncancelable operating lease with a term of five years which expires in 2007. In addition to base rent, the Company will pay its pro-rata share of real estate taxes and assessments and sewer and water rents to the extent such taxes, assessments and rents exceed the base year amount. The New York computer equipment lease is an operating lease agreement which expires in 2007.

Future minimum lease payments under these leases are:

Year ended December 31,	Amount
2005	$ 33,340
2006	27,600
2007	4,600
	$ 65,540

Rent expense for all operating leases was $53,639 in 2004.

4. Credit risk:

The Company places its cash with high quality financial institutions. At December 31, 2004, the Company had $20,000 in a business checking account in one bank, and $317,032 in an overnight repurchase account in the same bank. The Company also had $147,509 in a clearing account at another institution.

5. Net capital:

Pursuant to the net capital requirement provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $432,633. Minimum net capital as required by Rule 15c3-1 was $100,000 at December 31, 2004.

The Company's ratio of aggregate indebtedness to net capital was .50 to 1 at December 31, 2004.

6. Exemption:

Pursuant to the reserve requirement provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, First American Municipals, Inc. claims exemption (k)(2)(ii).

FIRST AMERICAN MUNICIPALS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital:	
Total shareholders' equity	$ 448,206
Total shareholders' equity qualified for net capital	448,206
Less:	
Deductions and/or charges:	
Furniture and equipment, net	2,387
Other assets	9,236
Net capital before haircuts	436,583
Haircuts	3,950
Net capital	$ 432,633
Aggregate indebtedness:	
Items included on balance sheet:	
Accounts payable and accrued expenses	$ 215,082
Computation of basic net capital requirements:	
Minimum net capital required	$ 100,000
Excess net capital	$ 332,633
Excess net capital at 1,500%	$ 418,294
Excess net capital at 1,000%	$ 411,125
Ratio: aggregate indebtedness to net capital	.50:1

Reconciliation with Company's computation (included in Part II of Form X17a-5 as of December 31, 2004):

There are no differences between the Company's computation of net capital under Rule 15c3-1 included in its unaudited FOCUS report as of December 31, 2004 and the computation made above.

RECEIVED
FEB 28 2005
SECTION

FIRST AMERICAN MUNICIPALS, INC.

INTERNAL ACCOUNTING CONTROL
YEAR ENDED DECEMBER 31, 2004

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

In planning and performing our audit of the financial statements of First American Municipals, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

660 American Avenue • Suite 101 ◦ King of Prussia, Pennsylvania 19406
Office (610) 337-8811 ◦ Fax (610) 337-8816

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 14, 2005